UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2005 (April 15, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On April 15, 2005, Behringer Harvard REIT I, Inc. ('we", "our" and "us') delivered communications to shareholders as part of our 2004 Annual Report to Shareholders, which is also available by contacting us. Presented herein is certain quarterly financial information for each of the quarters in the year ended December 31, 2004 and a projection for the quarter ended March 31, 2005, in particular with respect to our funds from operations ("FFO"). The following information is deemed "filed" under the Securities Exchange Act of 1934, as amended. FFO is a non-GAAP financial measure that is widely recognized as a measure of operating performance of an equity REIT. FFO is defined by the National Association of Real Estate Investment Trusts as net income, computed in accordance with accounting principals generally accepted in the United States, or GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our performance and a more informed and appropriate basis on which to make decisions involving operating, financing and investing activities. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets as offering proceeds become available, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. FFO should not be considered as an alternative to net income, as an indication of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. Our calculation of FFO for each quarter for the year ended December 31, 2004 and for the year ended December 31, 2004 is presented below:

	Quarter ended March 31, 2004	Quarter ended June 30, 2004	Quarter ended September 30, 2004	Quarter ended December 31, 2004	Year ended December 31, 2004
Net loss	$ (148,382)	$ (226,053)	$ (449,306)	$ (715,225)	$ (1,538,966)
Preferred stock dividends	-	-	-	-	-
Net loss allocable to common stock	(148,382)	(226,053)	(449,306)	(715,225)	(1,538,966)
Real estate depreciation (1)	51,131	101,412	316,200	628,612	1,097,355
Real estate amortization (1)	64,923	123,958	301,717	536,770	1,027,368
Gain (loss) on sale of properties	-	-	-	-	-
Impairment of long-lived assets	-	-	-	-	-
Extraordinary loss	-	-	-	-	-
Funds from operations (FFO)	$ (32,328)	$ (683)	$ 168,611	$ 450,157	$ 585,757
Distributions paid	$ 194,807	$ 442,117	$ 888,658	$ 1,560,535	$ 3,086,117
Distributions declared	$ 265,859	$ 554,010	$ 1,089,066	$ 1,875,120	$ 3,784,055

(1) This represents our proportionate share of the depreciation and amortization expense of the properties in which we own tenant-in-common interests. These expenses are reflected in our equity in earnings from these tenant-in-common investments for each quarter in the year ended December 31, 2004 and the year ended December 31, 2004.

During 2004, although we made substantial progress in the growth of FFO, our FFO was impacted by start-up costs, fixed costs being a substantial amount in relation to our income, and dilution caused by normal delay in applying the net proceeds of our initial public offering to the acquisition of assets. In addition, we incurred a one-time charge of $525,000 related to the securing of an interest rate lock for future long-term borrowings. Although this charge impacted FFO in 2004, the rate locked funds are expected to enhance FFO over a 10-year period through the provision of long-term financing at favorable rates to us for future property acquisitions. We believe FFO during our ongoing offering of common stock will be positively affected if we are able to promptly apply the net proceeds of the offering to property acquisitions. Conversely, we expect that FFO during our ongoing offering of common stock may suffer to the extent that we are not promptly able to identify and acquire assets that satisfy our investment parameters.

During 2004, we declared and paid distributions in excess of FFO and expect to continue to do so in the near-term during 2005. We are rapidly growing FFO to cover our distributions. As reflected in the table above, our quarterly FFO through 2004 improved from an FFO deficit of $32,328 in the first quarter to an FFO of $450,157 in the last quarter. In addition, FFO for the first quarter of 2005 is expected to be approximately $1,200,000. While there are many variables that will affect FFO, we believe that we can reach the goal of growing our portfolio through planned and projected acquisitions to allow us to cover distributions from FFO by the end of 2005. However, given the uncertainty arising from numerous factors, including both the raising and placing of capital in the current real estate environment, ultimate FFO performance cannot be predicted with certainty. For example, if we are not able to timely invest net proceeds of our offering at favorable yields, future distributions declared and paid may exceed FFO and may result in a significant portion of distributions continuing to represent a return of capital rather than distributions from the results of real estate operations.

The foregoing contains some information about future events and these forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this letter. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the "Risk Factors" section of our Registration Statement on Form S-3, as filed with the Securities and Exchange Commission.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibit is furnished as part of this report. Such exhibit is deemed "furnished" under the Securities Exchange Act of 1934:

99.1   Communications to Shareholders as part of 2004 Annual Report to Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: April 21, 2005　　　　　By:　　　/s/ Gary S. Bresky
　　　　　　　　　　　　　　　　　　　Gary S. Bresky
　　　　　　　　　　　　　　　　　　　Chief Financial Officer and Treasurer